FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Integra Resources Corp. ("Integra" or the "Company")
1050 - 400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Item 2. Dates of Material Changes

February 26, 2023 & February 27, 2023

Item 3. News Release

A news release was disseminated through the facilities of Globe Newswire on February 27, 2023, and subsequently filed under Integra's profile on SEDAR at www.sedar.com.

Item 4. Summary of the Material Changes

On February 27, 2023, Integra announced that it had entered into a definitive agreement dated February 26, 2023 (the "Arrangement Agreement") for an at-market merger, pursuant to which Integra agreed to acquire all of the issued and outstanding common shares (the "Millennial Shares") of Millennial Precious Metals Corp. ("Millennial" and, together with Integra, the "Companies") by way of a court-approved plan of arrangement (the "Transaction").

In connection with the Transaction, Integra announced concurrent equity financings for aggregate gross proceeds of C$35 million, comprising of the Brokered Offering and Non-Brokered Offering (each as defined below), the net proceeds of which are expected to be used by Integra, following completion of the Transaction, to fund an updated Mineral Resource Estimate and Mine Plan of Operations at the DeLamar Project, the preparation of a Mineral Resource Estimate and Preliminary Economic Assessment ("PEA") on Millennial's Wildcat and Mountain View Projects, as well as on-going baseline work for additional permitting and exploration at the Companies' respective projects, and for working capital and general corporate purposes.

Finally, in connection with the Transaction, Integra also announced that its convertible loan agreement with Beedie Investments Ltd. ("Beedie Capital") dated July 28, 2022 (the "Loan Agreement") will be amended to accommodate the assets of Millennial and its subsidiaries, each of which, following the closing of the Transaction, will be loan parties thereunder and provide guarantees and security for the obligations under the Loan Agreement.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

Transaction with Millennial

Under the terms of the Transaction, Millennial shareholders will receive 0.23 of a common share of Integra (each whole share, an "Integra Share") for each Millennial Share held (the "Exchange Ratio"). Existing shareholders of Integra and Millennial will own approximately 65% and 35%, respectively, of the outstanding Integra Shares on the closing of the Transaction (but prior to the completion of the Brokered Offering and Non-Brokered Offering). The Exchange Ratio implies consideration of C$0.18 per Millennial Share based on the closing market price of the Integra Shares on the TSX Venture Exchange (the "TSXV") on February 24, 2023. The consideration represents a no premium Transaction.

Management Team and Board of Directors

The combined company's board of directors will be led by George Salamis as Executive Chairman and will be comprised of six board members nominated by Integra and three board members nominated by Millennial. Apart from his duties as Executive Chairman, Mr. Salamis will be focusing his efforts executing on permitting and advanced feasibility studies on the combined company's flagship DeLamar gold-silver deposit in Idaho.

Reporting to the Executive Chairman, the combined company will be managed by Jason Kosec, as President and Chief Executive Officer; Timothy Arnold, as Chief Operating Officer; Andree St-Germain, as Chief Financial Officer; and Josh Serfass, as Vice President. Mr. Kosec brings extensive industry and capital markets experience to the leadership team and he, alongside the broader team, will be focused on advancing the oxide projects in Nevada. Millennial's Vice President of Corporate Development, Jason Banducci, and its Vice President of Exploration, Raphael Dutaut, will also be joining the combined management team.

Millennial Special Committee and Fairness Opinion

The special committee of Millennial (the "Millennial Special Committee") has received a fairness opinion from Stifel GMP, stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be received by Millennial shareholders pursuant to the Transaction is fair, from a financial point of view, to Millennial shareholders.

The Millennial Special Committee has unanimously approved the Arrangement Agreement and recommended that the board of directors of Millennial approve the Arrangement Agreement and that the Millennial shareholders vote in favour of the Transaction.

Board of Directors' Recommendation and Voting Support

The Arrangement Agreement and the Transaction have been unanimously approved by the boards of directors of each of Integra and Millennial, and the board of directors of Millennial has recommended that Millennial shareholders vote in favour of the Transaction.

Transaction Summary

Under the terms of the Transaction, Millennial shareholders will receive 0.23 of an Integra Share for each Millennial Share held, implying consideration of C$0.18 per Millennial Share.

The Transaction will be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require approval by: (a) 66⅔% of the votes cast by Millennial shareholders; and (b) a simple majority of the votes cast by Millennial shareholders, excluding certain related parties as prescribed by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, in each case, voting in person or represented by proxy at a special meeting of the Millennial shareholders to consider the Transaction. The special meeting of Millennial shareholders is expected to be held in April 2023.

Each of the directors and senior officers of Millennial, representing, in aggregate, approximately 9.2% of the issued and outstanding Millennial Shares, have entered into voting support agreements with Integra and have agreed to vote in favour of the Transaction at the special meeting of shareholders of Millennial to be held to consider the Transaction. Further information regarding the Transaction will be contained in an information circular that Millennial will prepare, file and mail in due course to its shareholders in connection with the Millennial special meeting.

Pursuant to the Arrangement Agreement, Integra has also agreed to provide Millennial with bridge financing during the interim period, with the expected amount of such financing to be C$500,000, subject to the completion of definitive loan documentation and TSXV approval.

The Arrangement Agreement includes customary representations and warranties for a transaction of this nature as well as customary interim period covenants regarding the operation of the Companies' respective businesses. The Arrangement Agreement also provides for customary deal-protection measures. In addition to shareholder and court approvals, closing of the Transaction is subject to applicable regulatory approvals, including, but not limited to, TSXV approval and the satisfaction of certain other closing conditions customary in transactions of this nature including the receipt of aggregate proceeds of C$35 million pursuant to the Brokered Offering and the Non-Brokered Offering. Subject to the satisfaction of these conditions, Integra and Millennial expect that the Transaction will be completed in the second quarter of 2023. Details regarding these and other terms of the Transaction are set out in the Arrangement Agreement, which is available under the SEDAR profile of Integra at www.sedar.com.

Following completion of the Transaction, the Integra Shares will continue trading on the TSXV and the Millennial Shares will be de-listed from the TSXV. Approximately 180.4 million Millennial Shares are currently outstanding on a non-diluted basis and approximately 79.8 million Integra Shares are currently outstanding on a non-diluted basis. Upon completion of the Transaction (assuming no additional issuances of Integra Shares or Millennial Shares, and excluding issuances in connection with the concurrent equity financing described below and prior to the completion of the Consolidation (as defined below)), there will be approximately 121.8 million Integra Shares outstanding on a non-diluted basis and approximately 135.2 million Integra Shares outstanding on a fully-diluted basis.

None of the securities to be issued pursuant to the Arrangement Agreement have been or will be registered under the United States Securities Act of 1933 , as amended (the "U.S. Securities Act"), or any securities laws of any state of the United States, and any securities issued pursuant to the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and similar exemptions under applicable securities laws of any state of the United States. This material change report does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Equity Offerings

In connection with the Transaction, Integra also announced equity financings for aggregate gross proceeds of C$35 million, comprising of the Brokered Offering and Non-Brokered Offering, the net proceeds of which are expected to be used by Integra, following completion of the Transaction, to fund an updated Mineral Resource Estimate and Mine Plan of Operations at the DeLamar Project, the preparation of a Mineral Resource Estimate and PEA on Millennial's Wildcat and Mountain View Projects, as well as on-going baseline work for additional permitting and exploration at the Companies' respective projects, and for working capital and general corporate purposes. Wheaton Precious Metals Corp. (TSX | NYSE | LSE: WPM) ("Wheaton") agreed to invest an amount equal to up to 9.9% of the issued and outstanding Integra Shares (following the completion of the proposed Transaction and the conversion of the Subscription Receipts (as defined below) issuable to Wheaton and pursuant to the Brokered Offering). The equity participation of Wheaton in connection with the Transaction provides significant project and transaction validation while also creating a partnership for future project financing. The equity financing also includes participation by Beedie Capital, an existing lender and shareholder of Integra.

Brokered Offering

On February 27, 2023, Integra entered into an agreement with Raymond James Ltd., BMO Capital Markets and Cormark Securities Inc., as joint bookrunners (collectively, the "Underwriters"), in connection with a bought deal private placement offering of 35,000,000 subscription receipts of Integra (the "Subscription Receipts") at a price of C$0.70 per Subscription Receipt (the "Issue Price") for gross proceeds to Integra of C$24.5 million (the "Brokered Offering"). Integra has also granted the Underwriters an option, exercisable, in whole or in part, for a period of 30 days following the closing of the Brokered Offering, to sell up to an additional 15% of the Subscription Receipts sold under the Brokered Offering at the Issue Price (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full, the total gross proceeds of the Brokered Offering will be C$28.2 million.

Each Subscription Receipt shall represent the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Transaction other than the issuance of the consideration shares to shareholders of Millennial) (the "Escrow Release Conditions"), without payment of additional consideration, one Integra Share, subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement to be entered into upon closing of the Brokered Offering (the "Subscription Receipt Agreement").

The gross proceeds from the sale of the Subscription Receipts will be deposited and held in escrow pending the satisfaction or waiver of the Escrow Release Conditions by TSX Trust Company, as subscription receipt and escrow agent under the Subscription Receipt Agreement. Integra will pay the Underwriters a cash commission and the expenses of the Underwriters incurred in connection with the Brokered Offering.

If a Termination Event (as defined below) occurs, the escrowed proceeds of the Brokered Offering, including any shortfall to be funded by Integra, will be returned on a pro rata basis to the holders of Subscription Receipts, together with the interest earned thereon, and the Subscription Receipts will be cancelled and have no further force and effect, all in accordance with the terms of the Subscription Receipt Agreement. For the purposes of the Brokered Offering, a "Termination Event" includes: (a) an event where the Escrow Release Conditions are not satisfied or waived prior to June 9, 2023 (subject to extensions in limited circumstances); (b) the termination of the Arrangement Agreement in accordance with its terms, or (c) the termination of the binding letter agreement between Integra and Wheaton with respect to the Non-Brokered Offering (as defined below).

The Brokered Offering and the Non-Brokered Offering are currently expected to close in March 2023 and are subject to TSXV and other necessary regulatory approvals. Following completion of the Transaction, the net proceeds from the Brokered Offering and the Non-Brokered Offering are expected to be used to fund an updated Mineral Resource Estimate and Mine Plan of Operations at the DeLamar Project, the preparation of a Mineral Resource Estimate and PEA on Millennial's Wildcat and Mountain View Projects, as well as on-going baseline work for additional permitting and exploration at the Companies' respective projects, and for working capital and general corporate purposes.

The Subscription Receipts will be offered by way of: (a) private placement in each of the provinces of Canada pursuant to applicable prospectus exemptions under applicable Canadian securities laws; (b) in the United States or to, or for the account or benefit of U.S. persons, by way of private placement pursuant to the exemptions from registration provided for under Rule 506(b) and/or Section 4(a)(2) of the U.S. Securities Act; and (c) in jurisdictions outside of Canada and the United States as are agreed to by Integra and the Underwriters on a private placement or equivalent basis.

The securities being offered pursuant to the Brokered Offering and the Non-Brokered Offering have not been, nor will they be, registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This material change report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

Non-Brokered Offering

Pursuant to a binding letter agreement dated February 26, 2023, Wheaton has agreed to purchase the lesser of: (a) C$15 million of Subscription Receipts at the Issue Price; (b) such number of Subscription Receipts that will result in Wheaton owning 9.9% of the issued and outstanding Integra Shares (following the completion of the proposed Transaction and the conversion of the Subscription Receipts issuable to Wheaton and pursuant to the Brokered Offering); and (c) 30% of the combined Subscription Receipts to be issued to Wheaton and investors in the Brokered Offering (the "Non-Brokered Offering"). The Non-Brokered Offering is expected to close concurrently with the Brokered Offering and is subject to TSXV and other necessary regulatory approvals, and execution of definitive agreements. No fee or commission shall be payable on the sale of Subscription Receipts to Wheaton pursuant to the Non-Brokered Offering.

Pursuant to the terms of the Non-Brokered Offering, and upon completion of the Transaction, Wheaton will receive a corporate wide right of first refusal on precious metals royalties, streams or pre-pays pertaining to any properties that Integra or its affiliates: (a) currently hold; (b) acquire in connection with the Transaction; and (c) acquire in the future within a five kilometer radius of the outer perimeter of the foregoing properties or is otherwise acquired in connection with or for the use of the projects currently held by Integra and Millennial. Integra will also grant to Wheaton the right to participate in future equity offerings so that it can maintain at least its pro rata ownership at the time of any such offering, up to a maximum of 9.9% of the Integra Shares (provided Wheaton holds at least 5.0% of the outstanding equity at the time of such offering).

Beedie Capital Credit Facility

In connection with the closing of the Transaction, the Loan Agreement will be amended to accommodate the assets of Millennial and its subsidiaries, each of which, following the closing of the Transaction, will be loan parties and provide guarantees and security for the obligations under the Loan Agreement. In addition, conditional on the closing of the Transaction, the Loan Agreement will be amended to, among other things, modify the conversion price on the initial advance of US$10 million under the Loan Agreement to reflect a 35% premium to the Issue Price (the "Initial Advance Conversion Price") and to increase the effective interest rate from 8.75% to 9.25% per annum on the loan outstanding, which interest continues to be accrued for the first twenty-four (24) months from the date of the Loan Agreement, payable quarterly either in shares or in cash, at Integra's election. As of the date hereof, the principal amount of the loan outstanding under the Loan Agreement is US$20 million, of which US$10 million is currently drawn.

Beedie Capital has provided their consent for the Transaction, subject to, among other things, the satisfaction or waiver of certain conditions precedent by Integra, including the completion of the Brokered Offering and the Transaction in accordance with their respective terms, approval of the TSXV and the New York Stock Exchange for the revised Initial Advance Conversion Price and there being no other default or event of default under the Loan Agreement.

Consolidation

Subject to the completion of the Transaction and receipt of approval from the TSXV, Integra intends to consolidate the Integra Shares on the basis of one post-consolidation Integra Share for every 2.5 pre-consolidation Integra Shares (the "Consolidation"). It is expected that the Consolidation will take effect shortly following the completion of the Transaction.

Assuming the maximum number of Subscription Receipts are sold pursuant to the Brokered Offering (including pursuant to the Over-Allotment Option) and the Non-Brokered Offering, Integra expects to have approximately 177.1 million Integra Shares issued and outstanding immediately following the completion of the Transaction on a non-diluted basis and approximately 190.4 million Integra Shares outstanding on a fully-diluted basis. Following the implementation of the Consolidation, Integra will have approximately 70.8 million Integra Shares issued and outstanding on a non-diluted basis and approximately 76.2 million Integra Shares outstanding on a fully-diluted basis. No fractional Integra Shares will be issued, and any fractional interest in Integra Shares resulting from the Consolidation will be rounded down to the nearest whole Integra Share.

A letter of transmittal will be mailed to registered shareholders once the Consolidation has taken effect, which will contain instructions on how registered shareholders can exchange their share certificates or direct registration system advices ("DRS Advices"), evidencing their pre-Consolidation Integra Shares for new share certificates or DRS Advices representing the number of post-Consolidation Integra Shares to which they are entitled.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

There is no information of a material nature that has been omitted.

Item 8. Executive Officer

Andrée St-Germain
Chief Financial Officer
778-873-8190

Item 9. Date of Report

March 8, 2023

Forward looking and other cautionary statements

Certain information set forth in this material change report contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the potential benefits to be derived from the Transaction, including, but not limited to, the goals, synergies, strategies, opportunities, profile, mineral resources and potential production, project timelines, prospective shareholding, integration and comparables to other transactions; the closing of the Transaction, including receipt of all necessary court, shareholder and regulatory approvals, and the timing thereof; the future financial or operating performance of the Companies and the Companies' mineral properties and project portfolios; information concerning the anticipated sale and distribution of Subscription Receipts pursuant to the Brokered Offering and the Non-Brokered Offering; Integra's intended use of the net proceeds from the sale of Subscription Receipts; the ability to satisfy the Escrow Release Conditions, the anticipated benefits and impacts of the Brokered Offering and Non-Brokered Offering; the preparation of an updated Mineral Resource Estimate and Mine Plan of Operations at the DeLamar Project; the preparation of an updated Mineral Resource Estimate and PEA on Millennial's Wildcat and Mountain View Projects; the Consolidation; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Companies' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the successful completion of the Transaction (including receipt of all regulatory approvals, shareholder and third-party consents), the Brokered Offering and the Non-Brokered Offering, the integration of the Companies, and realization of benefits therefrom; the Companies' ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Companies' ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: risks related to the Transaction, including, but not limited to, the ability to obtain necessary approvals in respect of the Transaction and to consummate the Transaction; integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; the impact of COVID-19 on the timing of exploration and development work and management's ability to anticipate and manage the foregoing factors and risks. Although the Companies have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual information form dated March 30, 2022 for the fiscal year ended December 31, 2021 and Integra's Form 40-F annual report for the fiscal year ended December 31, 2021, and Millennial's annual information form dated May 11, 2022 for the fiscal year ended December 31, 2021.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Companies undertake no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Companies' plans, objectives and goals, including with respect to the Transaction, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements. This material change report also contains or references certain market, industry and peer group data, which is based upon information from independent industry publications, market research, analyst reports, surveys, continuous disclosure filings and other publicly available sources. Although the Companies believe these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Companies have not independently verified any of the data from third party sources referred to in this material change report and accordingly, the accuracy and completeness of such data is not guaranteed.